Exhibit 1

Media Release

4 June 2008

Westpac details proposed treatment of St.George assets and liabilities

In response to a request from St.George Bank Limited (St.George), Westpac Banking Corporation (“Westpac”) is providing more detail regarding how it expects St.George’s assets and liabilities to be treated, if the proposed merger is implemented. St.George has requested the information for the purposes of disclosure under its wholesale debt Euro Note Programme.

This release has been prepared to assist the holders of St.George wholesale debt to understand how the assets supporting the obligations they hold would be treated following the proposed merger.

As disclosed to the Australian Stock Exchange on 26 May 2008, Westpac and St.George have agreed key commercial terms under which the recommended merger proposal will be put to a vote of St.George shareholders.

Under the proposed merger, St.George’s operating model would be preserved. That is, the brands and distribution of St.George will be retained under a larger organisation.

Following the proposed merger, and the exchange of St.George shares for Westpac shares, St.George would become a wholly owned subsidiary of Westpac, with the St.George assets and liabilities remaining intact. Ultimately, Westpac intends to transfer all, or substantially all, of the assets and liabilities (including customer deposits and wholesale debt) of St.George to Westpac, subject to regulatory approvals and documentation.

The transfer of assets and liabilities is currently expected to take place, broadly, at one time, effectively preserving the St.George balance sheet until that transfer. In considering the transfer and its timing, Westpac will take a number of factors into account including regulatory approvals, stamp duty implications and the proposed operating model.

Ends.

For Further Information

David Lording	Jane Counsel
Media Relations	Media Relations
Westpac Banking Corporation	Westpac Banking Corporation
Ph: 02 8253 3510	Ph: 02 8253 3443